UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TriNet Group, Inc.

(Name of Subject Company (Issuer))

TriNet Group, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.000025 per share

(Title of Class of Securities)

896288107

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Samantha Wellington
Executive Vice President, Business Affairs, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
855 Main Street
Redwood City, California 94063
(650) 618-9250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☒	Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by TriNet Group, Inc., a Delaware corporation (“TriNet” or the “Company”), on August 1, 2023, as amended and supplemented by Amendment No. 1, filed on August 1, 2023, Amendment No. 2, filed on August 3, 2023, Amendment No. 3, filed on August 16, 2023, and Amendment No. 4, filed on August 29, 2023 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 5,981,308 shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price of $107.00 per share, less any applicable withholding taxes and without interest (the “tender offer”).

The tender offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended or supplemented are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 5 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal.

Item 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On August 31, 2023, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on August 28, 2023. A copy of such press release is filed as Exhibit (a)(5)(xiv) to this Amendment No. 5 and is incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xiv)*	Press release announcing final results of the tender offer, dated August 31, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

TRINET GROUP, INC.

By:	/s/ Burton M. Goldfield
Name:	Burton M. Goldfield
Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)**	Offer to Purchase, dated August 1, 2023.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)**	Notice of Guaranteed Delivery.
(a)(1)(iv)**	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(v)**	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(vi)**	Summary Advertisement, dated August 1, 2023.
(a)(1)(vii)**	Form of Instruction Letter for participants in the TriNet Group, Inc. 2014 Employee Stock Purchase Plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ii)**	Press release announcing the tender offer, dated August 1, 2023.
(a)(5)(iii)**	Press release announcing intention to launch tender offer, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed as Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 15, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(v)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vi)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on July 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on March 27, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(viii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ix)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 30, 2023 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(x)	The Company’s Current Report on Form 8-K filed (filed as Registrant’s Current Report on Form 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(xi)**	Press Release, dated August 1, 2023.
(a)(5)(xii)**	Press Release, dated August 2, 2023.
(a)(5)(xiii)**	Press release announcing preliminary results of the tender offer, dated August 29, 2023.
(a)(5)(xiv)*	Press release announcing final results of the tender offer, dated August 31, 2023.
(b)(i)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(b)(ii)	Fourth Amendment to the Credit Agreement, among TriNet USA, Inc. as the Borrower, the Company and certain subsidiaries as guarantors, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).
(b)(iii)	Indenture, dated August 16, 2023, among the Company, the guarantors listed therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).
(b)(iv)	Form of 7.125% Senior Notes due 2031 (included in Exhibit (b)(ii)).
(d)(i)	Registration Rights Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of February 1, 2017 (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 2, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(ii)	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant’s 10-K filed on February 13, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(iii)	Indenture, dated February 26, 2021, among the Company, the guarantors listed therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(iv)	Form of 3.500% Senior Notes due 2029 (included in exhibit (d)(iii)) (filed as Exhibit 4.2 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(v)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(vi)	Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(vii)	Form of Option Agreement and Option Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(viii)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(ix)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 29, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(x)	TriNet Group, Inc. Amended and Restated 2019 Equity Incentive Plan (filed as Appendix A to the Registrant’s DEF-14A filed on April 12, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xi)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Non-Employee Director Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of January 15, 2020 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 28, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xii)	Form of Restricted Stock Unit Grant Notice under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2021 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xiii)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2020 (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xiv)	2014 Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xv)	2015 Executive Bonus Plan (filed with the Registrant’s 8-K filed on March 11, 2015 (File No. 001-36373) and incorporated herein by reference).
(d)(xvi)	Amended and Restated Non-Employee Director Compensation Policy (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 25, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xvii)	TriNet Group Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xviii)	Form of Indemnification Agreement made by and between TriNet Group, Inc. and each of its directors and executive officers (filed as Exhibit 10.8 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xix)	Employment Agreement, dated November 9, 2009, between Burton M. Goldfield and TriNet Group, Inc (filed as Exhibit 10.9 to the Registrant’s S-1/A filed on February 3, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xx)	Amended and Restated Employment Agreement, dated March 28, 2022, between Samantha Wellington and TriNet USA, Inc. (filed as Exhibit 10.1 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxi)	Second Amended and Restated Employment Agreement, dated July 25, 2020, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on November 19, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxii)	Separation Agreement, dated March 28, 2022, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiii)	Employment Agreement dated August 13, 2020, between TriNet Group, Inc. and Kelly Lee Tuminelli (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 26, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiv)	Executive Employment Agreement, dated June 14, 2022, by and between Jay Venkat and TriNet USA, Inc. (filed as exhibit 10.1 to the Registrant’s 8-K filed on June 15, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxv)	Stockholder Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of December 21, 2016 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on December 22, 2016 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvi)	Amendment No. 1 to the Stockholder Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of February 13, 2023 (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvii)	Repurchase Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of July 30, 2023 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

*        Filed herewith

**     Previously filed